Exhibit 99.1

February 17, 2017

Nova Scotia Securities Commission	Securities Commission of Newfoundland and
Alberta Securities Commission	Labrador
Manitoba Securities Commission	Saskatchewan Financial and Consumer Affairs
Ontario Securities Commission	Authority
Superintendent of Securities, Prince Edward Island	New Brunswick Financial and Consumer Services
Superintendent of Securities, Northwest Territories	Commission
Superintendent of Securities, Nunavut	British Columbia Securities Commission
Autorité des marchés financiers
Securities and Exchange Commission	Superintendent of Securities, Yukon Territory
The Toronto Stock Exchange
Philippine Stock Exchange, Inc.
Philippine Securities and Exchange Commission

RE: Sun Life Financial Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 10, 2017

Record date for notice:	March 20, 2017

Record date for voting:	March 20, 2017

Beneficial ownership determination date:	March 20, 2017

Securities entitled to notice:	Common

Securities entitled to vote:	Common

Issuer mailing directly to non objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	Yes

Issuer using notice-and-access for non-registered investors:	Yes

Notice-and-access stratification criteria:	No

Yours very truly,

/ s /  “Vijaya Somasundharem”

Vijaya Somasundharem

Associate Manager, Trust Central Services

cc:	CDS & Co. (Via Email)
Philippine Depository & Trust Corp.